Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279958

PROSPECTUS SUPPLEMENT NO. 47

(to Prospectus dated October 4, 2024)

MSP RECOVERY, INC.

56,896 Shares of Class A Common Stock

This prospectus supplement no. 47 amends and supplements the prospectus dated October 4, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-279958). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 56,896 shares of our Class A Common Stock, par value $0.0001 per share, including: (i) up to 28,572 shares of our Class A Common Stock issuable upon exercise of warrants (the “VRM Warrants”) issued to Virage Recovery Master, LP (“VRM”) pursuant to the MTA Amendment No. 2 and Amendment to the Amended and Restated Security Agreement (the “Second Virage MTA Amendment”) dated November 13, 2023; (ii) 2,858 shares of our Class A Common Stock issued to Virage Recovery Participation LP (“VRP”) and up to 14,286 shares of our Class A Common Stock issuable upon exercise of a warrant issued to VRP (the “VRP Warrant”), in partial satisfaction of amounts owed by the Company pursuant to that certain Services Agreement dated May 20, 2022 between Virage Capital Management LP (“Virage”) and the Company; and (iii) 11,180 shares of our Class A Common Stock issued to Palantir Technologies, Inc. (“Palantir”) as consideration for certain products and services rendered by Palantir. As the exercise price of the VRM Warrants and the VRP Warrant is only $0.0175 per share, should the VRM Warrants or the VRP Warrant be exercised, we would only receive nominal proceeds therefrom.

Our Common Stock, Public Warrants and New Warrants are listed on OTC Markets under the symbols “MSPR,” “MSPRZ,” and “MSPRW.” On April 17, 2026, the closing price of Common Stock was $0.0382 per share, the closing price of our Public Warrants was $0.0055 per warrant and the closing price of our New Warrants was $0.0002 per warrant.

Effective at 11:59 PM EDT on September 1, 2025, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-7 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this Prospectus Supplement No. 47 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2024, filed with the SEC on April 16, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 20, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 16, 2026

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3525 NW 7th Street Miami, Florida		33125
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	MSPR	OTC Market Group, Inc.

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $50,312.50 per share	MSPRW	OTC Market Group, Inc.

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $0.4375 per share	MSPRZ	OTC Market Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Hazel Partners Holdings, LLC Funding

On April 16, 2026, MSP Recovery, Inc. (the “Company”), through its subsidiaries, entered into a letter agreement with Hazel Partners Holdings LLC (“Hazel”), in its capacity as administrative agent and lender under the Company’s existing working capital credit facility (the “Hazel Letter Agreement”) to provide $0.1 million to be used primarily for operating expenses.

As previously disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Q3-2025 Form 10-Q”), the Company is party to a working capital credit facility with Hazel (the “Working Capital Credit Facility”), which includes a discretionary funding mechanism referred to as the Operational Collection Floor. Advances under the Operational Collection Floor are made solely at Hazel’s discretion, are not subject to any commitment or minimum availability, and are conditioned on the satisfaction or waiver of applicable conditions under the governing credit documentation. The Working Capital Credit Facility does not provide the Company with committed liquidity, does not establish a borrowing base, and does not obligate Hazel to fund any amounts.

As of the filing of the Q3-2025 Form 10-Q, the Company disclosed that aggregate advances under the Operational Collection Floor had reached approximately $6.0 million, and that no remaining funding capacity was available under the facility at that time.

Pursuant to the Hazel Letter Agreement, Hazel has agreed, in its sole discretion, to make a one-time advance of $0.1 million to increase the Operational Collection Floor beyond the previously disclosed level. The advance was funded on April 16, 2026, subject to the conditions set forth in the Hazel Letter Agreement and the underlying credit agreement, including the absence of any event of default or default at the time of funding.

The $0.1 million advance is a standalone accommodation and does not reinstate, replenish, or otherwise reopen availability under the Working Capital Credit Facility or the Operational Collection Floor. Other than this specific advance, no additional funding is currently available to the Company under the Working Capital Credit Facility, and the Company has no rights to, and no reasonable basis to expect, any further advances thereunder. The Hazel Letter Agreement does not modify the discretionary nature of the facility, does not create any commitment for future funding, and does not provide the Company with access to ongoing or recurring liquidity.

The Company cautions that the receipt of the $0.1 million advance should not be viewed as indicative of Hazel’s willingness to provide future funding, the availability of additional liquidity, or the Company’s ability to meet its operating or debt service obligations beyond the funding of this specific amount.

The foregoing description of the Hazel Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Hazel Letter Agreement, a copy of which is filed as an exhibit to this Current Report on Form 8-K.

VRM MSP Recovery Partners, LLC Advance

On April 16, 2026, the Company entered into a letter agreement (the “Advance Letter”) with VRM MSP Recovery Partners, LLC (“VRM”), pursuant to which VRM agreed to make available a one-time advance of recovery proceeds of $0.1 million to be used primarily to support the Company’s accounts payables.

The Advance Letter provides that the Company will reimburse VRM for the full amount of the Advance, together with certain amounts previously permitted to be used by MSP Recovery from recovery proceeds otherwise distributable to VRM (the “Prior Consents”), promptly upon the closing of any loan or other financing transaction by the Company or its affiliates (other than proceeds from certain short-term financing from Hazel Partners Holdings, LLC), including financing from YA II PN, Ltd. or any debtor-in-possession financing in the event the Company operates under Chapter 11 protection. The Advance Letter further contemplates that any such financing counterparty would permit the use of financing proceeds for the reimbursement described above.

The Advance is described in the Advance Letter as a one-time advance and does not imply any obligation of VRM to provide any further advances, and VRM reserved all rights under the applicable limited liability company agreement and related documents.

The foregoing description of the Advance Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Advance Letter, which is filed as an exhibit to this Current Report on Form 8-K.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

To the extent required by Item 2.03 of Form 8-K, the information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
10.1	Virage Letter Agreement dated April 16, 2026
10.2	Amendment No. 3 to Second Amended and Restated Credit Agreement dated October 2, 2024 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 7, 2024)
10.3	Hazel Letter Agreement dated April 16, 2026
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: April 20, 2026

	By:	/s/ John H. Ruiz
	Name:	John H. Ruiz
	Title:	Chief Executive Officer